October 8, 2012

Ms. Jennifer Thompson

Accounting Branch Chief

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.Washington, D. C. 20549

Re:

SECURE NetCheckIn Inc.

8-K

Filed October 3, 2012

File No. 333-173172

Dear Ms. Thompson:

This letter is in response to your comment letter dated October 4, 2012, to Brandi L. DeFoor, CEO of SECURE NetCheckIn Inc. (the “Company”) regarding the Company’s Form 8-K filed October 3, 2012. Amendment 1 to Form 8-K has been filed electronically on EDGAR, on the date of this letter, along with this letter. These revisions incorporate the changes made in response to your comments which are itemized below.

General

1. Please correct the date of report on the cover page of your Form 8-K to reflect the date of the earliest event reported within this Form 8-K.

We have revised the Form 8-K cover page to reflect the date of the earliest event reported, which was September 15, 2012.

2. We note that you filed the letter from your former accountants as a jpg file, which is not readable by EDGAR. We also note that you filed the letter from your former accountants as Item 4.01 of Form 8-K and you filed as Exhibit 23 the text that should be Item 4.01 of Form 8-K. Please amend your filing to file the correct information as Item 4.01 of Form 8-K and to file the letter from your former accountants as Exhibit 16 to that Form 8-K. Please ensure that the letter from your former accountants is in a format that is readable by EDGAR, such as html or searchable pdf. If you have questions about filing on EDGAR, please refer to our website at http://www.sec.gov/info/edgar.shtml or contact our EDGAR Filer Support office at (202) 551-8900.

We will file the letter from the Company’s former accountant in a format readable by EDGAR. We have also corrected the text as Item 4.01 of Form 8-K and the letter from our accountant as Exhibit 16 to Form 8-K.

(a) Dismissal of Independent Registered Accounting Firm

3. Please disclose whether the decision to dismiss Weaver, Martin & Samyn, LLC (“Weaver & Martin”) was recommended or approved by your Board of Directors. Refer to Item 304(a)(1)(iii) of Regulation S-K.

The dismissal of Weaver & Martin was approved by the Board of Directors on September 15, 2012.

4. Please clearly disclose the periods in which there were no disagreements with Weaver & Martin. If true, please state that there were no disagreements with Weaver & Martin during your two most recent fiscal years and the subsequent interim period through the date of dismissal. Refer to Item 304(a)(1)(iv).

We have included in the Amendment No. 1 to Form 8-K the two most fiscal years and the subsequent interim period for which the Company had no disagreements with Weaver & Martin.

5. We note that you engaged Tarvaran, Askelson & Company LLP two weeks before dismissing Weaver & Martin. Please tell us why Weaver & Martin was not dismissed prior to or concurrently with the engagement of Tarvaran, Askelson & Company LLP. In doing so, tell us whether you discussed or consulted with Weaver & Martin on any matters other than their dismissal after the engagement of Tarvaran, Askelson & Company LLP on September 15, 2012.

The Company dismissed Weaver & Martin on September 15, 2012. The Company engaged Tarvaran, Askelson & Company LLP on September 15, 2012. The Company’s auditor at Weaver & Martin was on vacation and unable to provide his letter for filing with the 8-K until his return on October 2, 2012. We have reflected in the amendment that we did not discuss any matters, other than their dismissal, with Weaver & Martin after September 15, 2012.

(b) Engagement of New Independent Registered Public Accounting Firm

6. We note your disclosure that during your most recent fiscal year end and the interim periods preceding the engagement of Tarvaran, Askelson & Company LLP, and through September 15, 2012 neither you nor anyone acting on our behalf, has consulted with Tarvaran, Askelson & Company LLP regarding either: (i) the application of accounting principles to a specified transaction, either contemplated or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, or (iii) any matter that was either the subject of a disagreement between the Company and Weaver & Martin as described in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K. Please revise your disclosure to indicate whether you consulted with Tarvaran, Askelson & Company LLP during your two most recent fiscal years and the subsequent interim period through September 15, 2012. Refer to Item

SECURE NetCheckIn Inc.

October 8, 2012

304(a)(2) of Regulation S-K.

We revised Form 8-K to indicate that the Company had not consulted with Tarvaran, Askelson & Company LLP during the two most recent fiscal years and the subsequent interim period through September 15, 2012.

SECURE NetCheckIn Inc.

October 8, 2012

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated October 4, 2012. However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

/s/ Sheila L. Seck

Sheila L. Seck

sseck@seckassociates.com

Direct 913.515.9296

Cc:

Brandi DeFoor, via email

Mark W. DeFoor, via email

SECURE NetCheckIn Inc.

October 8, 2012